Exhibit 99.1

Vision Marine Technologies Inc.

Condensed Interim Consolidated Financial Statements (Restated)

For the three-month and nine-month periods ended May 31, 2024

(Unaudited)

Vision Marine Technologies Inc.

Consolidated statements of financial position

[Going concern uncertainty – see note 2]

(Unaudited)

	As at May 31,	As at August 31,
	2024	2023
	$	$
Assets
Current
Cash	341,308	3,359,257
Trade and other receivables [note 3]	323,241	550,836
Income tax receivable	16,243	98,540
Inventories [note 4]	5,488,411	2,445,554
Prepaid expenses	2,737,696	1,973,591
Share subscription receivable [note 16]	39,200	39,200
Advances to related parties [note 16]	15,905	20,135
Total current assets	8,962,004	8,487,113
Right-of-use assets [note 6]	1,180,830	2,414,593
Property and equipment [note 7]	1,557,492	2,313,926
Intangibles [note 8]	898,233	966,724
Goodwill [note 9]	4,430,182	9,680,941
Deferred income taxes	103,875	68,460
Other financial assets	6,011	114,755
Total assets	17,138,627	24,046,512

Liabilities and shareholders’ equity
Current
Credit facility [note 10]	—	155,000
Trade and other payables [notes 11 & 16]	2,503,740	1,754,900
Provision on onerous contracts	91,667	91,667
Contract liabilities [note 12]	907,891	1,815,731
Current portion of lease liabilities [note 13]	435,427	647,638
Current portion of long-term debt [note 14]	61,642	271,546
Other financial liabilities	—	113,695
Total current liabilities	4,000,367	4,850,177
Lease liabilities [note 13]	902,840	1,994,156
Long-term debt [note 14]	138,017	33,783
Derivative liabilities [note 15]	8,376,440	5,558,822
Deferred income taxes	—	45,137
Total liabilities	13,417,664	12,482,075

Shareholders’ equity
Capital stock [note 17]	52,494,758	50,395,717
Contributed surplus [note 18]	12,052,687	11,684,829
Accumulated other comprehensive income	1,130,252	1,032,628
Deficit	(61,956,734)	(51,548,737)
Total shareholders’ equity	3,720,963	11,564,437
	17,138,627	24,046,512

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of changes in equity (deficit)

[Going concern uncertainty – see note 2]

(Unaudited)

For the nine-months period ended

					Accumulated
					other
			Contributed		comprehensive
	Capital stock		surplus	Deficit	income	Total
	Units	$	$	$	$	$
Shareholders’ equity as at August 31, 2022	8,417,923	43,441,591	10,560,886	(30,671,552)	697,671	24,028,596
Total comprehensive income (loss)	—	—	—	(16,582,939)	395,415	(16,187,524)
Stock options exercised	5,057	30,949	(12,238)	—	—	18,711
Share issuance	1,509,005	3,378,594	—	—	—	3,378,594
Share-based compensation [note 18]	—	—	1,052,090	—	—	1,052,090
Shareholders’ equity as at May 31, 2023	9,931,985	46,851,134	11,600,738	(47,254,491)	1,093,086	12,290,467

Shareholders’ equity as at August 31, 2023	11,172,800	50,395,717	11,684,829	(51,548,737)	1,032,628	11,564,437
Total comprehensive income (loss)	—	—	—	(10,407,997)	97,624	(10,310,373)
Series A Convertible Preferred Shares converted [notes 15 and 17]	153,332	115,556				115,556
Share issuance [note 17]	1,049,444	1,983,485	—	—	—	1,983,485
Share-based compensation [note 18]	—		367,858	—	—	367,858
Shareholders’ equity as at May 31, 2024	12,375,576	52,494,758	12,052,687	(61,956,734)	1,130,252	3,720,963

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of comprehensive income (loss) (Restated)

[Going concern uncertainty – see note 2]

(Unaudited)

	Three-	Three-	Nine-	Nine-
	month	month	month	month
	period	period	period	period
	ended	ended	ended	ended
	May 31,	May 31,	May 31,	May 31,
	2024	2023	2024	2023
	$	$	$	$
Revenues [notes 19 and 25]	1,060,153	1,300,100	2,775,156	3,531,055
Cost of sales [note 4]	610,116	927,749	1,669,508	3,005,104
Gross profit	450,037	372,351	1,105,648	525,951

Expenses
Research, development and integration costs	628,578	751,674	1,947,815	5,072,428
Office salaries and benefits	791,409	899,864	2,696,635	2,725,049
Selling and marketing expenses	326,877	620,015	1,727,701	1,760,596
Professional fees	587,990	1,234,357	2,194,397	2,814,576
Office and general	585,364	734,996	2,045,738	2,132,247
Share-based compensation [note 18]	46,270	628,923	192,622	1,052,090
Depreciation and amortization	218,794	205,690	632,945	421,533
Net finance expense (income) [note 20]	453,301	(1,426,628)	(3,909,102)	1,511,962
Goodwill impairment loss [note 9]	—	—	4,274,000	—
Gain on deconsolidation of subsidiary [note 25]	(175,589)	—	(175,589)	—
Other expense (income)	192,146	20,527	162,637	(172,606)
	3,655,140	3,669,418	11,789,799	17,317,875

Loss before taxes	(3,205,103)	(3,297,067)	(10,684,151)	(16,791,924)
Income taxes
Current tax expense	(65,314)	(201,848)	124	(171,848)
Deferred tax recovery	(113,812)	—	(276,278)	(37,137)
	(179,126)	(201,848)	(276,154)	(208,985)
Net loss for the period	(3,025,977)	(3,095,219)	(10,407,997)	(16,582,939)

Items of comprehensive income that will be subsequently reclassified to earnings:
Foreign currency translation differences for foreign operations, net of tax	76,543	38,580	97,624	395,415
Other comprehensive income, net of tax	76,543	38,580	97,624	395,415
Total comprehensive loss for the period, net of tax	(2,949,434)	(3,056,639)	(10,310,373)	(16,187,524)

Weighted average Voting Common Shares outstanding	12,242,288	9,709,759	11,979,451	8,860,666
Basic and diluted loss per share	(0.25)	(0.32)	(0.87)	(1.87)

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of cash flows

[Going concern uncertainty – see note 2]

(Unaudited)

For the nine-month period ended

	May 31,	May 31,
	2024	2023
	$	$
Operating activities
Net loss	(10,407,997)	(16,582,939)
Depreciation and amortization	805,147	792,625
Accretion on long-term debt and lease liability	131,870	119,639
Share-based compensation – options and warrants	367,858	1,052,090
Shares issued for services	968,024	590,303
Loss on investment in Limestone [note 5]	—	2,435,000
Goodwill impairment loss	4,274,000	—
Transaction costs – Preferred Shares [note 15]	1,535,627	—
Income tax recovery	(276,154)	(208,985)
Income tax recovered	(417)	(14,040)
Loss on disposal of property and equipment	199,224	88,230
Gain on derivative liabilities	(5,913,484)	(1,613,058)
Gain on lease termination	—	(50,991)
Gain on deconsolidation of subsidiary [note 25]	(175,589)	—
Effect of exchange rate fluctuation	58,663	79,761
	(8,433,228)	(13,312,365)
Net change in non-cash working capital items
Trade and other receivables	68,647	570,821
Inventories	(3,057,142)	(625,732)
Other financial assets	25,019	3,586
Prepaid expenses	(796,169)	1,467,019
Trade and other payables	1,081,235	747,530
Contract liabilities	20,993	(179,276)
Other financial liabilities	(45,149)	(47,293)
Cash used in operating activities	(11,135,794)	(11,375,710)

Investing activities
Proceeds from sale of subsidiary – net of cash in subsidiary [note 25]	993,109	—
Additions to property and equipment	(465,463)	(834,296)
Additions to intangible assets	(50,653)	—
Proceeds from the disposal of property and equipment	126,568	401,782
Cash used in investing activities	603,561	(432,514)

Financing activities
Change in credit facility	(155,000)	235,000
Issuance of long-term debt	247,000	258,000
Repayment of long-term debt	(386,711)	(113,242)
Voting Common Shares issued for options exercised	—	18,711
Issuance of Series A & B Convertible Preferred Shares and Warrants [note 15]	6,545,298	—
Issuance of Voting Common Shares and Warrants [note 17]	1,781,194	7,654,373
Repayment of lease liabilities	(517,497)	(533,270)
Cash provided by financing activities	7,514,284	7,519,572

Net decrease in cash during the period	(3,017,949)	(4,288,652)
Cash, beginning of period	3,359,257	5,824,716
Cash, end of period	341,308	1,536,064

See accompanying notes

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

1. Incorporation and nature of business

Vision Marine Technologies Inc. [the “Company”] was incorporated on August 29, 2012 and its principal business is to manufacture and sell or rent electric boats. The Voting Common Shares of the Company are listed under the trading symbol “VMAR” on Nasdaq.

The Company is incorporated in Canada and its head office and registered office is located at 730 Curé-Boivin boulevard, Boisbriand, Quebec, J7G 2A7.

Business seasonality

The Company’s operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of its reportable segments. This means the Company’s results in one quarter are not necessarily indicative of how the Company will perform in a future quarter.

Sale of electric boats

The sale of electric boats segment has a seasonal aspect to its operations. Most customers purchase their electric boats from the Company with the intention of utilizing them during the summer period which typically runs from early June to late August and corresponds to the Company’s fourth quarter of a financial year. As such, the revenues in this operating segment fluctuate based on the level of boat deliveries, with a high and a low in the fourth quarter and the first quarter, respectively.

Rental of electric boats

Revenue generated by the rental of electric boats segment also has a seasonal aspect to its operations. Boat rental as an activity is highly sought by customers when the weather is milder, which is typically the case during the period from May to August. A colder-than-expected or rainier summer in any given year could have an impact on the segment’s revenues and hence on its profitability. Revenue from the boat club memberships is not impacted by seasonality as the memberships are typically on an annual basis.

2. Basis of preparation and going concern uncertainty

Compliance with IFRS

These condensed interim consolidated financial statements are for the three-month and nine-month periods ended May 31, 2024 and have been prepared in accordance with IAS 34: Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the consolidated financial statements for the year ended August 31, 2023.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2023.

The condensed interim consolidated financial statements were originally authorized for issuance by the Board of Directors on July 15, 2024. Subsequent to the original issuance, the Company performed a more in-depth analysis as to whether the sale of EB Rental, Ltd. [note 25] constitutes a discontinued operation under IFRS, as was originally concluded. Based on this subsequent analysis, the Company concluded that the sale does not constitute a discontinued operation. As such, these condensed interim consolidated financial statements were restated to reflect this conclusion. These restated condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 1, 2024.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

Going concern uncertainty

As of May 31, 2024, the Company has cash of $341,308 and working capital of $4,961,637. The Company has incurred recurring losses, has not yet achieved profitable operations and has a deficit of $61,956,734 since its inception. The cash flows from operations were negative for the three years ended August 31, 2023 as well as for the current nine-month period ended May 31, 2024. Additional financing will be needed by the Company to fund its operations and to commercialize the E-Motion powertrain business. These matters, when considered in aggregate, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the issuance of these condensed interim consolidated financial statements. In view of these matters, continuation as a going concern is dependent upon the continued operations of the Company which will be determined by the Company’s ability to meet its financial requirements, including its ability to raise additional capital.

The Company is evaluating several different strategies and is actively pursuing actions that are expected to increase its liquidity position, including, but not limited to, pursuing additional cost savings initiatives, seeking additional financing from both the public and private markets through the issuance of equity securities, and potentially selling assets which do not align with the Company’s outlook of future operations. For the nine-month period ended May 31, 2024, the Company was able to raise net proceeds from issuance of common shares, warrants, preferred shares and options to purchase additional preferred shares and warrants of $8,326,492. However, the Company’s management cannot provide assurances that the Company will be successful in accomplishing any of its proposed financing plans. Management also cannot provide any assurance as to unforeseen circumstances that could occur within the next 12 months which could increase the Company’s need to raise additional capital on an immediate basis, which additional capital may not be available to the Company.

The accompanying condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These condensed interim consolidated financial statements as at and for the three-month and nine-month periods ended May 31, 2024 do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate. Such adjustments could be material.

Basis of measurement

These condensed interim consolidated financial statements are presented in Canadian dollars and were prepared on a historical cost basis.

Basis of consolidation

The condensed interim consolidated financial statements include the accounts of the Company, and the subsidiaries that it controls. Control exists when the Company has the power over the subsidiary, when it is exposed or has rights to variable returns from its involvement with the subsidiary and when it has the ability to use its power to affect its returns. Subsidiaries that the Company controls are consolidated from the effective date of acquisition up to the effective date of disposal or loss of control.

Details of the Company’s significant subsidiaries at the end of the reporting period are set out below.

		Country of	Proportion of
		incorporation	ownership held
Name of subsidiary	Principal activity	and operation	by the Company
7858078 Canada Inc.	Owns an electric boat rental center	Canada	100%
EB Rental, Ltd.	Operates an electric boat rental center	United States	nil
EB Rental Ventura Corp.	Operates an electric boat rental center	United States	100%
EB Rental FL Corp.	Operates an electric boat rental center	United States	100%
EBR Palm Beach Inc.	Operates an electric boat rental center	United States	100%
Vision Marine Technologies Corp.	Operates an electric boat service center	United States	100%

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

On April 25, 2024, the Company disposed of its 100% ownership in EB Rental Ltd., which was deconsolidated at that date. See note 25 for details.

Foreign currency translation

The Company’s condensed interim consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. The functional currency of 7858078 Canada Inc. is the Canadian dollar, while the functional currency for EB Rental Ltd., EB Rental Ventura Corp., EB Rental FL Corp., EBR Palm Beach Inc. and Vision Marine Technologies Corp. is the U.S. dollar.

The exchange rates for the currencies used in the preparation of the interim condensed consolidated financial statements were as follows:

			Average exchange rate for the
	Exchange rate as at:		nine-month period ended
	May 31,	August 31,	May 31,	May 31,
	2024	2023	2024	2023
US dollar	1.3678	1.3535	1.3573	1.3511

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Areas where judgments, estimates and assumptions are considered significant to the condensed interim consolidated financial statements remain unchanged to the 2023 annual financial statements, except for the changes made to the underlying assumptions in determining the carrying amount of the goodwill associated with its boat rental operation cash-generating unit (“CGU”), which represents the lowest level within the Company at which the goodwill is monitored for internal management purposes [note 9].

Standards issued but yet not effective

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

-	What is meant by a right to defer settlement.
-	That a right to defer must exist at the end of the reporting period.
-	That classification is unaffected by the likelihood that an entity will exercise its deferral right.
-	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

For the Company, the amendments are effective for fiscal years beginning on September 1, 2024, and must be applied retrospectively. This will result in reclassification of the Company’s derivative liabilities from long-term to short-term liabilities [note 15].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

3. Trade and other receivables

	As at	As at
	May 31,	August 31,
	2024	2023
	$	$
Trade receivables	9,863	59,364
Sales taxes receivable	161,715	159,114
R&D tax credit receivable	143,500	143,500
Other receivables	8,163	188,858
	323,241	550,836

Trade receivables disclosed above include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for expected credit losses because there has not been a significant change in credit quality and the amounts are still considered recoverable.

As at May 31, 2024, trade receivables of $9,863 [August 31, 2023 – $59,364] were past due but not impaired. They relate to customers with no default history. The aging analysis of these receivables is as follows:

	As at	As at
	May 31,	August 31,
	2024	2023
	$	$
0 – 30	1,512	13,986
31 – 60	—	—
61 – 90	—	—
91 and over	8,351	45,378
	9,863	59,364

There were no movements in the allowance for expected credit losses for the nine-month period ended May 31, 2024 and the year ended August 31, 2023.

4. Inventories

	As at	As at
	May 31,	August 31,
	2024	2023
	$	$
Raw materials	4,470,921	1,553,501
Work-in-process	363,033	369,753
Finished goods	654,457	522,300
	5,488,411	2,445,554

For the three-month and nine-month periods ended May 31, 2024, inventories recognized as an expense amounted to $610,116 and $1,669,508 respectively [May 31, 2023 – $1,060,397 and $2,917,752 respectively].

For the three-month and nine-month periods ended May 31, 2024, cost of sales includes depreciation of $53,311 and $176,438 respectively [May 31, 2023 – $56,967 and $371,092 respectively].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

5. Investment in Limestone

On May 14, 2021, the Company subscribed for and purchased 3,400 senior unsecured subordinated convertible debentures of The Limestone Boat Company Limited [“Limestone”], a publicly traded company listed under the trading symbol “BOAT” on the TSX Venture Exchange [the “Debentures”], for an aggregate amount of $3,400,000.

The Debentures bore interest at a rate of 10% per annum, payable annually in arrears, and had a 36-month term [the “Term”]. The Debentures were convertible at any time at the option of the Company into common shares of Limestone [“Common Shares”] at a conversion price of $0.36 per Common Share [the “Conversion Price”]. If at any time following 120 days from the date of issuance of the Debentures [the “Closing Date“] and prior to the date that is 30 days prior to the end of the Term, the volume weighted average closing price of the Common Shares on the TSX Venture Exchange, or such other exchange on which the Common Shares may be listed, is equal to or higher than $0.50 per Common Share for 20 consecutive trading days, Limestone could have notified the Company that the Debentures will be automatically converted into Common Shares at the Conversion Price 30 days following the date of such notice.

The Investment in Limestone is carried at fair value through profit and loss and are considered as Level 3 financial instruments in the fair value hierarchy.

On January 20, 2023, Limestone announced that Limestone’s U.S. subsidiaries filed for voluntary petitions for relief under Chapter 7 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Middle District of Tennessee. As a result, the Company recorded an impairment on the entire value of the Debentures at the amount $2,637,000 for the year ended August 31, 2023.

On July 18, 2023, the Company agreed to give Limestone the right to convert the Debentures into common shares of Limestone at a conversion price of $0.071, which was approved by the shareholders of Limestone and is awaiting the issuance of the Company’s shareholder certificate, following the exercise of the conversion right by Limestone. The Company maintained the fair value of its investment in Limestone at nil as at May 31, 2024 [August 31, 2023 – Nil].

For the three and nine-month periods ended May 31, 2024, the Company recorded a loss on its investment in Limestone of nil [May 31, 2023 – nil and $2,746,667, respectively] in net finance (income) expense [note 20].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

6. Right-of-use assets

		Computer		Boat rental
	Premises	equipment	Rolling stock	fleet	Total
	$	$	$	$	$
Cost
Balance at August 31, 2022	2,880,039	3,646	88,020	211,459	3,183,164
Additions	921,498	—	—	—	921,498
Disposals	—	—	(46,200)	(170,298)	(216,498)
Transferred to property and equipment	—	(3,646)	—	(41,161)	(44,807)
Currency translation	38,254	—	2,100	—	40,354
Balance at August 31, 2023	3,839,791	—	43,920	—	3,883,711
Additions	—	—	38,283	—	38,283
Deconsolidation on sale of subsidiary	(1,545,922)	—	(46,550)	—	(1,592,472)
Currency translation	15,263	—	1,326	—	16,589
Balance at May 31, 2024	2,309,132	—	36,979	—	2,346,111

Accumulated depreciation
Balance at August 31, 2022	822,407	2,878	20,315	76,464	922,064
Depreciation	615,937	768	23,934	21,442	662,081
Disposal	—	(3,646)	(13,475)	(97,906)	(115,027)
Balance at August 31, 2023	1,438,344	—	30,774	—	1,469,118
Depreciation	455,696	—	24,107	—	479,803
Deconsolidation on sale of subsidiary	(741,548)	—	(42,092)	—	(783,640)
Balance at May 31, 2024	1,152,492	—	12,789	—	1,165,281

Net carrying amount
As at August 31, 2023	2,401,447	—	13,146	—	2,414,593
As at May 31, 2024	1,156,640	—	24,190	—	1,180,830

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

7. Property and equipment

	Machinery
	and	Rolling	Computer		Leasehold	Boat
	equipment	stock	equipment	Moulds	improvements	rental fleet	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2022	333,084	118,664	21,032	911,924	264,356	971,477	2,620,537
Additions	62,409	69,029	565	30,501	97,699	678,599	938,802
Disposals	—	(136,072)	—	—	—	(499,770)	(635,842)
Transferred from Right-of-use assets	—	—	3,646	—	—	41,161	44,807
Currency translation	—	(2,347)	—	—	—	(70,115)	(72,462)
Balance at August 31, 2023	395,493	49,274	25,243	942,425	362,055	1,121,352	2,895,842
Additions	30,220	3,088	—	217,308	10,000	204,847	465,463
Disposals	—	(6,213)	—	—	—	(360,881)	(367,094)
Transferred to Inventories[1]	—	—	—	—	—	(154,912)	(154,912)
Deconsolidation on sale of subsidiary	—	—	—	—	—	(635,327)	(635,327)
Currency translation	—	—	—	—	—	—	—
Balance at May 31, 2024	425,713	46,149	25,243	1,159,733	372,055	175,079	2,203,972

Accumulated depreciation
Balance at August 31, 2022	197,804	29,999	12,803	73,028	44,505	43,416	401,555
Depreciation	31,495	25,875	4,485	37,696	69,332	72,163	241,046
Disposal	—	(21,864)	—	—	—	(38,821)	(60,685)
Balance at August 31, 2023	229,299	34,010	17,288	110,724	113,837	76,758	581,916
Depreciation	28,620	3,412	3,273	28,529	75,803	67,074	206,711
Disposals	—	(3,655)	—	—	—	(37,646)	(41,301)
Transferred to Inventories[1]	—	—	—	—	—	(21,394)	(21,394)
Deconsolidation on sale of subsidiary	—	—	—	—	—	(79,452)	(79,452)
Balance at May 31, 2024	257,919	33,767	20,561	139,253	189,640	5,340	646,480

Net carrying amount
As at August 31, 2023	166,194	15,264	7,955	831,701	248,218	1,044,594	2,313,926
As at May 31, 2024	167,794	12,382	4,682	1,020,480	182,415	169,739	1,557,492

1The Company sells routinely electric boats that are held for rental in the normal course of its operations. Such electric boats are transferred to inventories at their carrying amount when they cease to be rented and become held for sale. The proceeds from these sales are recognized as revenues and presented in cash flow from operating activities, as well as the cash outflows to manufacture these boats.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

8. Intangible assets

	Intellectual		Trade
	property	Software	name	Backlog	Website	Total
	$	$	$	$	$	$
Cost
Balance at August 31, 2022	1,035,070	101,775	98,294	79,550	18,858	1,333,547
Currency translation	—	—	6,057	4,556	1,211	11,824
Balance at August 31, 2023	1,035,070	101,775	104,351	84,106	20,069	1,345,371
Additions	50,653	—	—	—	—	50,563
Currency translation	—	—	(239)	(225)	(47)	(511)
Balance at May 31, 2024	1,085,723	101,775	104,112	83,881	20,022	1,395,513

Accumulated depreciation
Balance at August 31, 2022	159,089	24,700	14,439	19,830	2,819	220,877
Depreciation	103,508	12,920	20,426	16,911	4,005	157,770
Balance at August 31, 2023	262,597	37,620	34,865	36,741	6,824	378,647
Depreciation	77,418	9,665	15,737	12,785	3,028	118,633
Balance at May 31, 2024	340,015	47,285	50,602	49,526	9,852	497,280

Net carrying amount
As at August 31, 2023	772,473	64,155	69,486	47,365	13,245	966,724
As at May 31, 2024	745,708	54,490	53,510	34,355	10,170	898,233

9. Goodwill

Assets that have an indefinite life, such as goodwill, are tested annually by the Company for impairment, or more frequently if events or circumstances indicate there may be impairment. During the three-month period ended February 29, 2024, the Company noted certain events and circumstances which indicated that there may be an impairment of the goodwill associated with its boat rental operation CGU (see detailed description below).

As a result of these triggering events and circumstances, the Company performed an impairment analysis for the boat rental operation CGU as at February 29, 2024. As a result of this analysis, the Company determined that the carrying amount of the goodwill associated with the boat rental operation CGU exceeded its recoverable amount and, accordingly, the Company recorded a goodwill impairment loss of $4,274,000 for the nine-month period ended May 31, 2024, which was recognized during the three-month period ended February 29, 2024. As a result of this loss, the carrying amount of the goodwill associated with this CGU had been reduced to $5,431,975 as at February 29, 2024 [August 31, 2023 - $9,714,558]. Note that the goodwill was further reduced this quarter following the sale of EB Rental Ltd. See note 25 for details.

The recoverable amount was determined based on the fair value less costs of disposal approach using a discounted cash flow model. The fair value measurement is categorized within Level 3 of the fair value hierarchy. The model included forecasted cash flows based on updated financial plans prepared by management covering a five-year period taking into consideration future investments and expansion activities that will enhance the performance of the assets of the CGU and the following key assumptions:

-	Expected earnings before interest, taxes, depreciation and amortization (“EBITDA”) as a percentage of revenues for the CGU of 12.7% for the remainder of 2024, 15.8% in 2025, 19.3% in 2026, 19.9% in 2027, 20.7% in 2028 and 21.5% in 2029 and thereafter.
-	Expected working capital cash absorption ratio for the CGU of 20% of annual incremental sales increases.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

-	Expected annual capital expenditure needs for the CGU of US$56,500 for the remainder of 2024, US$126,000 in 2025, US$346,800 in 2026, US$594,259 in 2027, US$229,820 in 2028, US$234,310 in 2029 and US$238,876 annually thereafter.

The discounted cash flow model was established using a post-tax discount rate of 28.0% based on the weighted average cost of capital calculated using observable market-based inputs or benchmark of a sample of representative publicly traded companies. The terminal growth rate of 2% used is based on published long-term growth rates.

Any reasonable negative change in these key assumptions could cause additional impairment of the CGU.

In prior periods, management had based its selection of assumptions upon its assessment of the ability of the CGU to maintain the levels of growth and profitability experienced during the COVID-19 pandemic, despite the unfavourable weather conditions experienced in its key markets over the course of the fiscal year ended August 31, 2023. However, continued unfavourable weather conditions and a recent general downturn in the boating industry have had a negative impact on the CGU’s revenues and EBITDA over the first six months of the current fiscal year. In addition, management’s attempts to sell all or a portion of the Company’s boat rental operation over the current quarter have been largely unsuccessful, indicating a possible decline in value of the CGU. Therefore, the impairment charge was the result of management’s revised assumptions related to revenues and the expected EBITDA as a percentage of sales taking into account the current economic environment.

10. Credit facility

The Company had an authorized line of credit of $250,000, renewable annually, bearing interest at prime rate plus 1%, secured by a first ranking movable hypothec of $750,000 on all present and future accounts receivable and inventory. Effective March 31, 2024, the line of credit was not renewed and closed. As at May 31, 2024, the Company has drawn an amount of nil [August 31, 2023 - $155,000] on the line of credit.

11. Trade and other payables

	As at	As at
	May 31,	August 31,
	2024	2023
	$	$
Trade payable	2,014,037	1,107,310
Sales taxes payable	—	62,398
Salaries and vacation payable	489,703	585,192
	2,503,740	1,754,900

12. Contract liabilities

	As at	As at
	May 31,	August 31,
	2024	2023
	$	$
Opening balance	1,815,731	1,029,318
Payments received in advance	884,785	3,330,235
Boat sale deposits	—	151,572
Payments reimbursed	—	(8,131)
Transferred to revenues	(880,829)	(2,718,943)
Deconsolidation on sale of subsidiary	(922,629)	—
Currency translation	10,833	31,680
Closing balance	907,891	1,815,731

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

13. Lease liabilities

	As at	As at
	May 31,	August 31,
	2024	2023
	$	$
Opening balance	2,641,794	2,415,549
Additions	38,283	921,498
Repayment	(517,497)	(726,893)
Interest on lease liability	97,829	139,132
Lease termination	—	(151,800)
Deconsolidation on sale of subsidiary	(937,427)
Currency translation	15,285	44,308
Closing balance	1,338,267	2,641,794

Current	435,427	647,638
Non-current	902,840	1,994,156
	1,338,267	2,641,794

Future undiscounted lease payments as at May 31, 2024 are as follows:

$
Less than one year	497,033
One to five years	949,021
1,446,054

14. Long-term debt

	As at	As at
	May 31,	August 31,
	2024	2023
	$	$
The government assistance loan is non-interest bearing until December 31, 2023 at which time the loan bears interest at 5% per annum. The loan must be repaid by December 31, 2025.	—	40,000

Commercial term loan bearing interest at 10.70% per annum payable in monthly installments of $667 until December 2028.	—	—

Term loans, bearing interest at rates varying 9.44% and 13.87% per annum payable in monthly installments of $5,137 ending December 2026.	199,659	265,329
	199,659	305,329
Current portion of long-term debt	61,642	271,546
	138,017	33,783

15. Derivative liabilities

Warrants issued to common shareholders

On January 19, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 554,253 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of U.S. $4.21 ($5.63).

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

On February 17, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 475,059 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of U.S. $4.21 ($5.67).

On April 19, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 381,293 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of U.S. $4.21 ($5.64).

On June 16, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 493,828 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of U.S. $4.21 ($5.35).

On August 2, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 493,832 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of U.S. $4.21 ($5.37).

On September 20, 2023, as part of a share subscription [note 17], the Company issued warrants with the option to purchase 372,870 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of U.S. $4.21 ($5.44).

On December 13, 2023, the Company agreed to reduce the exercise price of 2,771,135 of its previously issued warrants to US$1.05 ($1.44).

The table below lists the assumptions used to determine the fair value of these warrant grants or issuances. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

	Original			Risk-free
	Exercise	Market	Expected	interest	Expected
	price	price	volatility	rate	life
Issuance date	$	$	%	%	[years]
January 19, 2023	5.63	5.63	100	3.4	3
February 17, 2023	5.67	6.05	100	4.0	3
April 19, 2023	5.64	5.55	75	3.9	3
June 16, 2023	5.35	5.50	75	4.1	3
August 2, 2023	5.37	5.10	75	4.8	3
September 20, 2023	5.44	4.40	75	4.8	3

		Number of	Weighted average
	Revised	warrants	remaining
	Exercise price	outstanding	contractual life
Issuance date	$	#	[years]
January 19, 2023	1.44	554,253	1.64
February 17, 2023	1.44	475,059	1.72
April 19, 2023	1.44	381,293	1.88
June 16, 2023	1.44	493,828	2.04
August 2, 2023	1.44	493,832	2.17
September 20, 2023	1.44	372,870	2.31

As at May 31, 2024, the derivative liabilities related to the warrants issued to common shareholders amounted to $671,671 [August 31, 2023 – $5,558,822]. For the three-month and nine-month periods ended May 31, 2024, the Company allocated transaction costs of nil and $149,472, respectively, related to the warrants issued to common shareholders during the period, which were recorded in net finance expense (income) [May 31, 2023 – $51,199 and $489,096, respectively] [note 20].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

The table below summarizes the movement in the derivative liabilities related to the warrants issued to common shareholders during the nine-month period ended May 31, 2024 and the fiscal year ended August 31, 2023:

	As at	As at
	May 31,	August 31,
	2024	2023
	$	$
Opening balance	5,558,822	—
Additions	765,733	7,614,510
Effect on fair value of repricing of warrants	1,871,499	—
Change in estimate of fair value	(7,524,383)	(2,055,688)
Closing balance	671,671	5,558,822

For the three-month period ended May 31, 2024, the Company recorded a gain of $433,457 related to the valuation of these instruments in net finance expense (income) [May 31, 2023 – $1,551,616] [note 20]. For the nine-month period ended May 31, 2024, the Company recorded a gain of $5,652,884 related to the valuation of these instruments in net finance expense (income) [May 31, 2023 – $1,613,058] [note 20].

Series A Convertible Preferred Shares

On December 13, 2023, the Company authorized the issuance of Series A Convertible Preferred Shares. This class of shares ranks senior to the Voting Common Shares but retains no voting rights. They have a stated value of US$1,000 per share and are convertible into Voting Common Shares of the Company at the election of the holder at any time at a price of US$1.05 per share, exercise price subject to adjustment. The Series A Convertible Preferred Shares are convertible at the election of its holder into that number of Voting Common Shares determined by dividing its stated value (plus any and all other amounts which may be owing in connection therewith) by the exercise price, subject to certain beneficial ownership limitations which prohibit any holder from converting into an amount of Voting Common Shares that would cause such holder to beneficially own more than 4.99% of the then outstanding Voting Common Shares). On the one-year anniversary of the original issuance date, the Series A Convertible Preferred Shares will automatically convert into Voting Common Shares at the lesser of the then exercise price, and 80% of the average volume-weighted average price of the Company’s Voting Common Shares during the five trading days ending on, and including, such date. In no event shall the conversion price for the Series A Convertible Preferred Shares be less than US$0.30, subject to adjustment herein. The holder also receives 952 warrants to purchase Voting Common Shares per US$1,000 stated value of the Series A Convertible Preferred Shares held that are exercisable for a period of 5 years from the issuance date at a price of US$1.05 per share. In addition, the holder receives an option to purchase one additional Series A Convertible Preferred Share and 952 warrants to purchase Voting Common Shares per each Series A Convertible Preferred Share held for a period of 6 months from the issuance date at the stated value of US$1,000.

On December 21, 2023, the Company issued 3,000 Series A Convertible Preferred Shares and 2,857,142 warrants to purchase Voting Common Shares for a total cash consideration of $4,036,025 (US$3,000,000). For the three-month and nine-month periods ended May 31, 2024, the Company incurred transaction costs of nil and $615,306 respectively related to this issuance, which were recorded in net finance expense (income) [May 31, 2023 – Nil] [note 20].

On February 8, 2024, 63 Series A Convertible Preferred Shares were converted into 60,000 Voting Common Shares at a value of $42,886 [Note 17].

On February 23, 2024, 76 Series A Convertible Preferred Shares were converted into 72,380 Voting Common Shares at a value of $51,736 [Note 17].

On May 10, 2024, 11 Series A Convertible Preferred Shares were converted into 10,476 Voting Common Shares at a value of $10,467 [Note 17].

On May 14, 2024, 11 Series A Convertible Preferred Shares were converted into 10,476 Voting Common Shares at a value of $10,467 [Note 17].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

Given the variability associated with the various components of this instrument, these instruments were recorded as derivative liabilities and will be subject to fair value adjustments at the issuance date and at subsequent balance sheet dates. The fair value was determined using the Monte Carlo simulation run under the Geometric Brownian Motion. Since the fair value is based on valuation using unobservable market inputs, the Company did not recognize the loss on initial recognition. The difference between the fair value at initial recognition and the transaction price was deferred and is recognized over time based on the individual terms of each financial instrument. This difference determined was due to delays in negotiations, the changes in the capital market and the Company’s liquidity situation.

The table below summarizes the movement in the derivative liabilities related to the Series A Convertible Preferred Shares including the related warrants and option to purchase additional Series A Convertible Preferred Shares and related warrants during the nine-month period ended May 31, 2024 and the fiscal year ended August 31, 2023:

	As at	As at
	May 31,	August 31,
	2024	2023
	$	$
Opening balance	—	—
Fair value at issuance	11,996,301	—
Deferred loss at issuance	(7,960,276)	—
Revaluation at the end of the period	(4,578,565)	—
Amortization of the deferred loss during the period	4,223,164	—
Conversion to Voting Common Shares during the period [Note 17]	(115,556)	—
Closing balance	3,565,068	—

For the three-month period ended May 31, 2024, the Company recorded a loss of $1,044,557 related to the valuation of these instruments in net finance expense (income) [May 31, 2023 – nil] [note 20]. For the nine - month period ended May 31, 2024, the Company recorded a gain of $355,401 related to the valuation of these instruments in net finance expense (income) [May 31, 2023 - nil] [note 20].

Series B Convertible Preferred Shares

On December 13, 2023, the Company authorized the issuance of Series B Convertible Preferred Shares. This class of shares ranks senior to the Voting Common Shares but retains no voting rights. They have a stated value of US$1,000 per share and are convertible into Voting Common Shares of the Company at the election of the holder at any time at a price of US$1.05 per share, exercise price subject to adjustment. The Series B Convertible Preferred Shares are convertible at the election of its holder into that number of Voting Common Shares determined by dividing its stated value (plus any and all other amounts which may be owing in connection therewith) by the exercise price, subject to certain beneficial ownership limitations which prohibit any holder from converting into an amount of Voting Common Shares that would cause such holder to beneficially own more than 4.99% of the then outstanding Voting Common Shares). On the one-year anniversary of the original issuance date, the Series B Convertible Preferred Shares will automatically convert into Voting Common Shares at the lesser of the then exercise price, and 80% of the average volume-weighted average price of the Company’s Voting Common Shares during the five trading days ending on, and including, such date. In no event shall the conversion price for the Series B Convertible Preferred Shares be less than US$0.30, subject to adjustment herein. The holder also receives 952 warrants to purchase Voting Common Shares per US$1,000 stated value of the Series B Convertible Preferred Shares held that are exercisable for a period of 5 years from the issuance date at a price of US$1.05 per share.

On January 17, 2024, the Company issued 3,000 Series B Convertible Preferred Shares and 2,857,142 warrants to purchase Voting Common Shares for a total cash consideration of $4,044,900 (US$3,000,000). For the three-month and nine-month periods ended May 31, 2024, the Company incurred transaction costs of nil and $839,195 respectively related to this issuance, which were recorded in net finance expense (income) [May 31, 2023 – Nil] [note 20].

Given the variability associated with the various components of this instrument, these instruments were recorded as derivative liabilities and will be subject to fair value adjustments at the issuance date and at subsequent balance sheet dates. The fair value was determined using the Monte Carlo simulation run under the Geometric Brownian Motion. Since the fair value is based on valuation using

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

unobservable market inputs, the Company did not recognize the loss on initial recognition. The difference between the fair value at initial recognition and the transaction price was deferred and is recognized over time based on the individual terms of each financial instrument. This difference determined was due to delays in negotiations, the changes in the capital market and the Company’s liquidity situation.

The table below summarizes the movement in the derivative liabilities related to the Series B Convertible Preferred Shares including the related warrants during the six-month period ended May 31, 2024 and the fiscal year ended August 31, 2023:

	As at	As at
	May 31,	August 31,
	2024	2023
	$	$
Opening balance	—	—
Fair value at issuance	6,272,022	—
Deferred loss at issuance	(2,227,122)	—
Revaluation at the end of the period	(599,837)	—
Amortization of the deferred loss during the period	694,638	—
Closing balance	4,139,701	—

For the three-month period ended May 31, 2024, the Company recorded a gain of $206,656 related to the valuation of these instruments in net finance expense (income) [May 31, 2023 – nil] [note 20]. For the nine-month period ended May 31, 2024, the Company recorded a loss of $94,801 related to the valuation of these instruments in net finance expense (income) [May 31, 2023 – nil] [note 20].

16. Related party transactions

Companies related through common ownership

EB Rental Ltd. [prior to June 3, 2021]

7858078 Canada Inc. [prior to June 3, 2021]

Montana Strategies Inc. [prior to April 25, 2024]

EB Strategies Inc. [prior to April 25, 2024]

Key management personnel of the Company have control over the following entities

California Electric Boat Company Inc.

9335-1427 Quebec Inc.

Hurricane Corporate Services Ltd. [prior to February 29, 2024]

Mac Engineering, SASU [Since February 16, 2021]

Ultimate founder shareholders and their individually controlled entities

Alexandre Mongeon

Patrick Bobby

Robert Ghetti

Immobilier R. Ghetti Inc.

Société de Placement Robert Ghetti Inc.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

The following table summarizes the Company’s related party transactions for the period:

	Three-month	Three-month	Six-month	Six-month
	period	period	period	period
	ended May 31,	ended May 31,	ended May 31,	ended May 31,
	2024	2023	2024	2023
	$	$	$	$
Office salaries and benefits
Montana Strategies Inc.	—	—	—	23,733

Research and Development
Mac Engineering, SASU	65,962	22,418	1,646,738	150,113

The Company leases its Boisbriand premises from California Electric Boat Company Inc. As at May 31, 2024, the right-of-use assets and lease liabilities related to those leases amount to $1,004,941 and $1,153,176 respectively [August 31, 2023 – $1,270,955 and $1,395,732, respectively] [notes 6 and 13].

Remuneration of directors and key management of the Company

	Three-month	Three-month	Six-month	Six-month
	period	period	period	period
	ended May 31,	ended May 31,	ended May 31,	ended May 31,
	2024	2023	2024	2023
	$	$	$	$
Wages	715,753	731,195	1,292,518	1,880,567
Share-based payments – capital stock	71,145	285,602	187,771	285,602
Share-based payments – stock options	37,823	294,637	120,929	362,363
	824,721	1,311,434	1,601,218	2,528,532

The amounts due to and from related parties are as follows:

	As at	As at
	May 31,	August 31,
	2024	2023
	$	$
Share subscription receivable
9335-1427 Quebec Inc.	25,000	25,000
Alexandre Mongeon	14,200	14,200
	39,200	39,200

Current advances to related party
Alexandre Mongeon	17,284	20,135

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

	As at	As at
	May 31,	August 31,
	2024	2023
	$	$
Amounts due to related parties included in trade and other payable
Alexandre Mongeon	10,769	19,384
Patrick Bobby	—	13,847
Xavier Montagne	5,808	10,454
Raffi Sossoyan	5,750	—
Kulwant Sandher	—	8,654
California Electric Boat Company Inc.	96,027	—
Mac Engineering, SASU	61,247	9,935
	179,601	62,274

Advances from related parties are non-interest bearing and have no specified terms of repayment.

17. Capital stock

Authorized

Voting Common Shares – Series Founder, Series Investor 1, Series Investor 2, voting and participating

Non-Voting Common Shares, non-voting

Preferred Shares, without par value, non-cumulative annual dividend, redeemable at their issue price, non- participating, non-voting

Issued

	As at	As at
	May 31,	August 31,
	2024	2023
	$	$
12,375,576 Voting Common Shares [August 31, 2023 – 11,172,800]	52,494,758	50,395,717

During the three-month and nine-month periods ended May 31, 2024, the Company issued a total of 256,403 and 676,575 Voting Common Shares, respectively, to third parties in exchange for marketing and management consulting services provided to the Company valued at $205,666 and $968,024, respectively. For such transactions, the value of the services was paid for with shares, the number of shares being determined by dividing the value of the services provided by the price of the shares on the stock exchange at time of their issuance.

During the nine-month period ended May 31, 2024, the Company issued 372,870 Voting Common Shares and warrants to purchase Voting Common Shares, as part of the financing rounds for a total cash consideration price of $1,781,194, net of transaction costs of $246,298. During the nine-month period ended May 31, 2024, the warrants issued are to purchase 372,870 Voting Common Shares of the Company for a period of three years from the issuance date at an exercise price at U.S. $4.05 [note 15].

During the three-month period ended May 31, 2024, the Company issued a total of 20,952 Voting Common Shares upon the conversion of 22 Series A Convertible Preferred Shares [note 15]. During the nine-month period ended May 31, 2024, the Company issued a total of 153,332 Voting Common Shares upon the conversion of 161 Series A Convertible Preferred Shares [note 15].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

18. Share-based payments

Description of the plan

The Company has a fixed option plan. The Company’s stock option plan is administered by the Board of Directors. Under the plan, the Company’s Board of Directors may grant stock options to employees, advisors and consultants, and designates the number of options and the share price pursuant to the new options, subject to applicable regulations. The options, when granted, will have an exercise price of no less than the estimated fair value of shares at the date of grant.

Stock options

On multiple grant dates, the Company granted stock options at exercise prices varying between $1.03 and $16.29 per share to directors, officers, employees and consultants of the Company. The stock options will expire 5 to 10 years from the grant dates.

The Company recognizes share-based payments expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the three-month and nine-month periods ended May 31, 2024 amounts to $46,270 and $192,622 respectively [May 31, 2023 – $628,923 and $1,052,090 respectively]. The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

	Exercise		Expected	Risk-free
	price	Market price	volatility	interest rate	Expected life
Grant date	$	$	%	%	[years]
May 27, 2020	3.70	3.70	84	0.4	5
May 27, 2020	2.78	3.70	84	0.4	5
October 23, 2020	3.70	3.70	97	0.4	5
November 24, 2020	16.29	13.03	101	0.4	5
November 24, 2020	5.68	5.72	75	3.6	4
February 23, 2021	15.75	15.05	103	0.6	5
May 14, 2021	5.68	5.72	75	3.6	3
July 14, 2021	9.25	9.01	105	0.7	5
September 21, 2021	8.85	8.58	106	0.9	5
January 22, 2022	5.65	5.52	107	1.5	5
November 30, 2022	6.09	6.09	107	3.1	5
December 1,2022	5.83	5.83	107	3.0	5
March 22, 2023	5.76	5.14	75	3.6	2
March 25, 2023	5.77	5.23	75	3.6	3
March 25, 2023	5.77	5.23	75	3.6	4
April 20, 2023	5.79	5.27	75	3.6	5
December 29, 2023	4.54	1.48	76	3.1	5
January 26, 2024	1.03	1.08	76	3.5	5

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

The following tables summarize information regarding the option grants outstanding as at May 31, 2024:

		Weighted
	Number of	average
	options	exercise price
	#	$
Balance at August 31, 2022	1,706,418	9.45
Granted	88,500	5.80
Forfeited	(268,158)	9.65
Stock options modifications	(370,000)	5.78
Exercised	(57,219)	2.86
Balance at August 31, 2023	1,099,541	5.22
Granted	100,000	2.78
Forfeited	(14,409)	5.22
Balance at May 31, 2024	1,185,132	5.02

	Number of
Exercise price	options	Weighted average	Weighted average	Exercisable
range	outstanding	grant date fair value	remaining contractual life	options
$	#	$	[years]	#
1.03 - 3.70	495,132	2.29	1.37	465,402
4.54 – 5.83	625,000	2.74	3.59	565,110
6.09 – 8.85	30,000	6.26	6.83	27,083
16.29	35,000	9.33	6.50	35,000

Warrants

On November 23, 2020, the Company granted the underwriter the option to purchase 151,800 Voting Common Shares of the Company for a period of five years from the date of the initial public offering at an exercise price of U.S. $12.50 ($16.53).

On August 5, 2022, the Company granted the underwriter the option to purchase 50,000 Voting Common Shares of the Company for a period of four years from the grant date at an exercise price of U.S. $8.00 ($10.30).

On December 21, 2023, the Company granted the underwriter the option to purchase 138,095 Voting Common Shares of the Company for a period of five years from the grant date at an exercise price of U.S. $1.05 ($1.41).

		Number of warrants	Weighted average remaining
	Exercise price	outstanding	contractual life
Grant date	$	#	[years]
November 23, 2020	16.53	151,800	1.48
August 5, 2022	10.30	50,000	1.18
December 21, 2023	1.41	138,095	4.56

The Company recognizes share-based payments expense for warrant grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the three-month and nine-month periods ended May 31, 2024 amounts to nil and $175,236, respectively[May 31, 2023 – nil]. The table below lists the assumptions used to determine the fair

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

value of these warrant grants. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

	Exercise		Expected	Risk-free
	price	Market price	volatility	interest rate	Expected life
Grant date	$	$	%	%	[years]
November 23, 2020	16.53	13.03	100	0.4	5
August 5, 2022	10.30	7.20	100	2.9	3
December 21, 2023	1.41	1.83	76	4.0	5

19. Revenues

	Three-month	Three-month	Nine-month	Nine-month
	period	period	period	period
	ended May 31,	ended May 31,	ended May 31,	ended May 31,
	2024	2023	2024	2023
	$	$	$	$
Sales of boats	581,481	341,397	840,188	692,638
Sales of parts and boat maintenance	17,899	80,443	53,810	255,299
Boat rental and boat club membership revenue	460,773	878,260	1,881,158	2,583,118
	1,060,153	1,300,100	2,775,156	3,531,055

Revenues from external customers for the three-month and nine-month periods ended May 31, 2024 and May 31, 2023 were primarily from the U.S.

20. Net finance expense (income)

	Three-month	Three-month	Nine-month	Nine-month
	period	period	period	period
	ended May 31,	ended May 31,	ended May 31,	ended May 31,
	2024	2023	2024	2023
	$	$	$	$
Interest and bank charges	59,900	73,789	203,390	200,924
Interest income	(11,043)	—	(59,343)	(311,667)
Loss on Debentures [note 5]	—	—	—	2,746,667
Transaction costs [note 15]	—	51,199	1,860,335	489,096
Loss (gain) on derivative liabilities [note 15]	404,444	(1,551,616)	(5,913,484)	(1,613,058)
	453,301	(1,426,628)	(3,909,102)	1,511,962

21. Fair value measurement and hierarchy

The fair value measurement of the Company’s financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the “fair value hierarchy”):

●	Level 1: Quoted prices in active markets for identical items [unadjusted];
●	Level 2: Observable direct or indirect inputs other than Level 1 inputs; and
●	Level 3: Unobservable inputs [i.e., not derived from market data].

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

The carrying amount of trade and other receivables, advances to/from related parties and trade and other payables are assumed to approximate their fair value due to their short-term nature.

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Classified as Level 3, the fair value of Debentures was estimated using the partial differential equation model to value convertible debentures that include a call feature. Key assumptions used in the model include volatility, which was based on actual trading data, difference in volatility since initial issuance of the instrument and similar instruments on the market, and credit spread, which was based on corporate bond yield spreads in the market and credit spread data for similar public companies. The model included a fair value adjustment based on an initial calibration exercise. During the nine month period ended May 31, 2023, the Company recorded an impairment loss on the Debentures based on the estimated recoverable amount of the financial asset [note 5].

The fair value of the derivative liabilities related to the warrants issued to common shareholders is classified as Level 3 in the fair value hierarchy and is calculated using the Black-Scholes Option Pricing Model using the historical volatility of comparable companies as an estimate of future volatility, as well as the current market price of the Voting Common Shares. As at May 31, 2024, the Company used volatility of approximately 77% over the remaining contractual life in order to determine the fair value of the derivative liabilities. As at May 31, 2024, if the volatility used was increased by 10%, the impact would be an increase of $99,000 to the derivative liabilities with a corresponding decrease in total comprehensive income. As at May 31, 2024, if the current market price of the Voting Common Shares increased by 10%, the impact would be an increase of $134,000 to the derivative liabilities with a corresponding decrease in total comprehensive income [note 15].

The fair value of the derivative liabilities related to the Series A and B Convertible Preferred Shares is classified as Level 3 in the fair value hierarchy and is calculated using the Monte Carlo simulation run under the Geometric Brownian Motion model. The significant input assumptions into the model for each valuation date include the starting share price, a 70% volatility applied to the Series A and Series B Convertible Preferred Shares as at the issuance date, a 75% volatility applied to the Series A and Series B Convertible Preferred Shares as at May 31, 2024, a 50% volatility applied to the warrants issued with the Series A and Series B Convertible Preferred Shares and a risk-free rate based on the U.S. treasury rates matching the duration of each component of the Series A and Series B Convertible Preferred Shares. As at May 31, 2024, if the volatility used was increased by 5%, the impact would be an increase of $110,000 to the derivative liabilities with a corresponding decrease in total comprehensive income [note 15].

22. Segment information

The Company operates in two reportable business segments.

The two reportable business segments offer different products and services, require different processes and are based on how the financial information is produced internally for the purposes of monitoring operating results and making decisions about resource allocation and performance assessment by the Company’s Chief Operating Decision Maker.

The following summary describes the operations of each of the Company’s reportable business segments:

●	Sale of electric boats – manufacture of customized electric boats for consumer market and sale of boat parts maintenance, and
●	Rental of electric boats – short-term rental operation and boat club membership.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments.

	Three-month period ended May 31, 2024
	Sale of		Inter-
	electric	Rental of	segment
	boats	electric boats	eliminations	Total
	$	$	$	$
Revenue from external customers	599,380	460,773	—	1,060,153
Revenue from other segments	(18,753)	4,959	13,794	—
Segment revenues	580,627	465,732	13,794	1,060,153
Segment gross profit (loss)	111,615	326,455	11,967	450,037

Segment profit (loss) before tax	(2,307,774)	5,883	(903,212)	(3,205,103)
Research and development	628,578	—	—	628,578
Office salaries and benefits	681,995	109,414	—	791,409

	Three-month period ended May 31, 2023
	Sale of		Inter-
	electric	Rental of	segment
	boats	electric boats	eliminations	Total
	$	$	$	$
Revenue from external customers	421,840	878,260	—	1,300,100
Revenue from other segments	346,954	54,619	(401,573)	—
Segment revenues	768,794	932,879	(401,573)	1,300,100
Segment gross profit (loss)	157,321	247,188	(32,158)	372,351

Segment profit (loss) before tax	(2,850,077)	(359,047)	(87,943)	(3,297,067)
Research and development	794,528	—	(42,854)	751,674
Office salaries and benefits	664,300	235,564	—	899,864

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

	Nine-month period ended May 31, 2024
	Sale of				Inter-
	electric		Rental of		segment
	boats		electric boats		eliminations	Total
	$		$		$	$
Revenue from external customers	893,998		1,881,158		—	2,775,156
Revenue from other segments	207,000		16,926		(223,926)	—
Segment revenues	1,100,998		1,898,084		(223,926)	2,775,156
Segment gross profit (loss)	42,746		1,065,055		(2,153)	1,105,648

Segment profit (loss) before tax	(5,049,355)	[1]	(4,732,851)	[2]	(901,945)	(10,684,151)
Research and development	1,947,815		—		—	1,947,815
Office salaries and benefits	2,280,098		416,537		—	2,696,635

	Nine-month period ended May 31, 2023
	Sale of		Inter-
	electric	Rental of	segment
	boats	electric boats	eliminations	Total
	$	$	$	$
Revenue from external customers	947,937	2,583,118	—	3,531,055
Revenue from other segments	826,869	331,839	(1,158,708)	—
Segment revenues	1,774,806	2,914,957	(1,158,708)	3,531,055
Segment gross profit (loss)	(421,138)	1,227,288	(280,199)	525,951

Segment profit (loss) before tax	(16,120,375)	(485,100)	(186,449)	(16,791,924)
Research and development	5,300,530	—	(228,102)	5,072,428
Office salaries and benefits	2,014,875	710,174	—	2,725,049

	As at May 31, 2024
	Sale of		Inter-
	electric	Rental of	segment
	boats	electric boats	eliminations	Total
	$	$	$	$
Segment assets	21,096,513	7,103,912	(11,061,798)	17,138,627
Cash	305,397	35,911	—	341,308
Additions to property and equipment	260,616	207,000	(2,153)	465,463
Additions to intangible assets	50,653	—	—	50,653
Segment liabilities	13,488,997	929,965	(1,001,298)	13,417,664

1 For the nine-month period ended May 31, 2024, the segment profit for this segment includes a gain on derivative liabilities $5,913,484 and transaction costs of $1,860,335, respectively [see note 15].

2 For the nine-month period ended May 31, 2024, the segment profit for this segment includes a goodwill impairment loss of $4,274,000 [see note 9].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

	As at August 31, 2023
	Sale of		Inter-
	electric	Rental of	segment
	boats	electric boats	eliminations	Total
	$	$	$	$
Segment assets	20,344,002	13,941,898	(10,239,388)	24,046,512
Cash	3,025,565	333,692	—	3,359,257
Additions to property and equipment	194,820	974,533	(185,744)	983,609
Segment liabilities	10,154,031	3,341,868	(1,013,824)	12,482,075

The Company has disclosed the above amounts for each reportable segment because they are regularly reviewed by the Chief Operating Decision Maker.

23. Additional cash flows information

Financing and investing activities not involving cash:

	Nine-month	Nine-month
	period ended	period ended
	May 31, 2024	May 31, 2023
	$	$
Additions to right-of-use assets	38,283	922,479
Lease termination	—	131,247

24. Commitments

In addition to the obligations under leases [note 12], the Company is subject to supply agreements with minimum spend commitments. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next years, is as follows:

$
2024	9,445,798

In October 2021, EB Rental FL Corp. entered into a lease arrangement for premises, which has not commenced yet and therefore related right-of-use asset and lease liability are not recorded as at May 31, 2024. The lease offers EB Rental FL Corp. a termination clause in case certain contractual requirements are not met by the lessor at the lease commencement date.

The Company’s undiscounted lease commitments related to this lease are as follows as at May 31, 2024:

$
2024	41,034
2025	164,957
2026	168,257
2027 and thereafter	479,917

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

25. Deconsolidation of subsidiary

On April 25, 2024, the Company sold 100% of the shares of EB Rental, Ltd., which previously facilitated its electric boat rental operations located in Newport Beach, California, to EB Strategies Inc. for $1,089,302. The Company continues to own and operate its electric boat rental operations in Ventura, California and Palm Beach, Florida. Up until April 25, 2024, EB Strategies Inc was considered a related party whose controlling shareholder was a member of management of the Company’s boat rental operation. His employment and association with the Company ended at the close of this transaction.

These condensed interim consolidated financial statements have been prepared based on the books and records maintained by the Company, and the subsidiaries that it controls. However, due to the above sale of EB Rental, Ltd., the control over this subsidiary was deemed to have been lost as of April 25, 2024. As such, the Company ceased consolidating this subsidiary as at April 25, 2024.

The gain on the disposal of EB Rental, Ltd. at the deconsolidation date was determined as follows:

	$
Fair Value Consideration received		1,089,302

Less: EB Rental, Ltd. net assets at disposal
-EB Rental Ltd. share capital at disposal	100
-EB Rental Ltd. deficit at disposal	(165,427)	(165,327)

Less: Goodwill attributable to EB Rental, Ltd.		1,079,040

Total gain on deconsolidation date		175,589

On the deconsolidation date, EB Rental, Ltd.’s net assets (liabilities) were determined as follows:

$
Current assets	460,018
Right of use assets	804,596
Property, plant and equipment	555,875
Other assets	281,384
Current liabilities	(1,627,777)
Lease liabilities	(639,423)

(165,327)

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2024

The financial performance of EB Rental, Ltd. for the three-month and nine-month periods ended May 31, 2024 and 2023 that are included in these condensed interim consolidated financial statements are as follows:

	Three-month	Three-month	Nine-month	Nine-month
	period	period	period	period
	ended May	ended May	ended May	ended May
	31, 2024	31, 2023	31, 2024	31, 2023
	$	$	$	$
Revenues	422,537	830,007	1,883,709	2,534,865
Cost of sales	98,224	515,949	832,088	1,381,900
Gross profit	324,313	314,058	1,051,621	1,152,965
Expenses	274,162	347,084	965,745	836,861
Income (loss) before tax	50,151	(33,026)	85,876	316,104
Income tax recovery	(53,834)	(216,848)	(205,367)	(216,848)
Net income	106,985	183,822	291,243	532,952

The Cash flow information related to EB Rental, Ltd. for the nine-month periods ended May 31, 2024 and 2023 are as follows:

	Nine-month	Nine-month
	period	period
	ended May31,	ended May 31,
	2024	2023
	$	$
Cash provided by operating activities	247,185	695,127
Cash used in investing activities	(23,336)	(290,035)
Cash used in financing activities	(151,192)	(189,785)

26. Subsequent events

During the months of June and July 2024, the Company issued a total of 320,000 Voting Common Shares to third parties in exchange for various services provided to the Company.

During the months of June and July 2024, 89 Series A Convertible Preferred Shares were converted into 84,760 Voting Common Shares.